EXHIBIT 12
SKYWORKS SOLUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	2006	2005	2004	2003	2002
Income (loss) before provision (benefit) for taxes on income	$(72,774)	$40,989	$26,396	$(53,625)	$(255,653)

Add — Fixed charges net of capitalized Interest	17,882	17,874	21,221	24,868	6,587

Income before taxes and fixed charges (net of capitalized interest)	(54,892)	58,863	47,617	(28,757)	(249,066)

Fixed charges:

Interest	12,805	13,001	15,771	19,467	4,227
Amortization of debt issuance costs	1,992	1,596	2,176	1,936	—

Estimated interest component of rental expense	3,085	3,277	3,274	3,465	2,360

Total	17,882	17,874	21,221	24,868	6,587

Ratio of earnings before taxes and fixed charges, to fixed charges	(1)	3.3	2.2	(2)	(3)

(1)	As a result of losses incurred in fiscal 2006, the Company was unable to fully cover fixed charges. The amount of such deficiency during this period was approximately $73 million

(2)	As a result of losses incurred in fiscal 2003, the Company was unable to fully cover fixed charges. The amount of such deficiency during this period was approximately $54 million

(3)	As a result of the loss incurred in fiscal 2002, the Company was unable to fully cover fixed charges. The amount of such deficiency during fiscal 2002 was approximately $256 million